UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  September 11, 2015

ISATORI, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-11900	75-2422983
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

15000 W 6th Avenue, Suite 202 Golden, Colorado	80401
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 303-215-9174

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.

Entry into a Material Definitive Agreement.

On September 11, 2015, FitLife Brands, Inc. (“FitLife”) loaned iSatori, Inc. (the “Company”) $750,000 pursuant to a Demand Promissory Note (the “Note”), due and payable on demand after October 15, 2015, the proceeds from which are to be used by the Company for the payment, in the ordinary course of business, of payroll and accounts payable. The Note bears interest at a rate of 2% per annum, which interest rate increases to 12% if the Note is not paid in full on or before six months after the date of the Note, or in the event of an uncured default under the terms of the Note.

As security for the payment of the Note when due, Stephen Adele and Stephen Adele Enterprises, Inc. (together, the “Grantor”) granted to the Company a first priority security interest in all shares of the Company common stock held by Grantor, under the terms of a Security Agreement, dated September 11, 2015.

In connection with the execution of the Note, iSatori agreed to establish certain reserves and write-offs totaling approximately $1.8 million, which write-offs are currently anticipated to result in a reduction of the exchange ratio under the terms of the Merger Agreement, dated May 18, 2015 executed by the Company and FitLife in connection with the previously announced merger of the Company with FitLife. In addition, the Company agreed to certain negative covenants other than standard payroll payments consistent with past practices.

The foregoing descriptions of the Note and Security Agreement do not purport to be complete, and are qualified in their entirety by reference to the form of Note and Security Agreement, attached hereto as Exhibits 10.1 and 10.2, respectively, and are incorporated by reference herein.

Item 9.01.

Financial Statements and Exhibits.

(d)

Exhibits.

Exhibit No.	Description

10.1	Demand Promissory Note, dated as of September 11, 2015, by iSatori, Inc. in favor of FitLife Brands, Inc.

10.2	Security Agreement, dated as of September 11, 2015, by and among Stephen Adele, Stephen Adele Enterprises, Inc. and FitLife Brands, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2015

ISATORI, INC.

By:	/s/ Stephen Adelé
Stephen Adelé
Chief Executive Officer

Exhibit Index

Exhibit No.	Description

10.1	Demand Promissory Note, dated as of September 11, 2015, by iSatori, Inc. in favor of FitLife Brands, Inc.

10.2	Security Agreement, dated as of September 11, 2015, by and among Stephen Adele, Stephen Adele Enterprises, Inc. and FitLife Brands, Inc.